March 10, 2009

Mail Stop 4561

<u>Via U.S. Mail and Fax (201) 557-6853</u>
Mr. Steven Bisgay
Chief Financial Officer
Knight Capital Group, Inc.
545 Washington Blvd
Jersey City, NJ 07310

> RE: **Knight Capital Group, Inc.**
> **Form 10-K for the period ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-K for the period ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 1-14223**

Dear Mr. Bisgay:

We have reviewed your response letter dated January 30, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Operations, page 58

1.	We have reviewed your response to prior comment 1. We continue to believe that you are not the primary obligor of your soft dollar arrangements; furthermore, we do not believe that there are significant other indicators of gross reporting. Therefore, you should present your soft dollar arrangements on a net basis, rather than gross in accordance with EITF 99-19. In future filings please revise the presentation in your statements of operations accordingly.

2.   We note that you present a subtotal titled "Revenues, net of transaction-based expenses" on the face of your statements of operations. Since presenting this subtotal is not consistent with Chapter 4 of the AICPA's *Brokers and Dealers in Securities* guide, please remove this subtotal in future filings and present all direct expenses together.

Note 10 – Direct Edge ECN, Page 72

3.   We note your response to comment 4 and the revised disclosure in your 2008 Form 10-K. Since income statement treatment in consolidation for issuances of stock by a subsidiary represents a choice among alternative accounting methods and, therefore, must be applied consistently to all stock transactions in the future that meet the conditions for income statement treatment detailed in SAB 5H for any subsidiary, please also revise your accounting policy footnote in future filings to disclose your policy. See questions 5 and 6 of SAB 5H for reference.

Note 24 – Subsequent Events, page 82

4.   We note your response to comment 5; you state that you do not believe that EITF 04-5 is applicable to the Deephaven Transaction. Please additionally tell us how you considered EITF 96-16 when evaluating your consolidation policy for Deephaven Holdings and provide us with your analysis, if applicable. Furthermore, in future filings please expand your accounting policy footnote to detail your consolidation policy for less-than-wholly owned subsidiaries and provide us with your proposed disclosure in your response.

5.   We note your response to comment 8; you disclose that you prepared future cash flow models in order to determine that the economics of the profit sharing between your company and the Deephaven Managers remained essentially unchanged after the transaction. You also disclose that the Deephaven Manager Pool under the 2006 Employment Agreements was calculated in a manner that is substantially identical to the annual net income allocation to Deephaven Partners under the LLC Agreement. Furthermore, you disclose that the 2006 Employment Agreements had three-year terms and included a right of renewal by the Deephaven Managers through 2012 under certain circumstances. Please compare the non-cancellable term of the 2006 Employment Agreements to the terms of the LLC agreement and explain how the difference was considered in your cash flow analyses. It appears that Deephaven Partners is entitled to receive distributions for a different time period under the LLC agreement than the 2006 Employment Agreements.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Assistant Chief Accountant